SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
TIMCO Aviation Services, Inc.

(Name of Subject Company (Issuer))
TIMCO Aviation Services, Inc.

(Names of Filing Persons (Offeror))
8% Senior Subordinated Convertible PIK Notes Due 2006
8% Junior Subordinated Convertible PIK Notes Due 2007

(Title of Classes of Securities)
8% Senior Subordinated Convertible PIK Notes Due 2006: 887151AA6
8% Junior Subordinated Convertible PIK Notes Due 2007: 887151AB4

(CUSIP Number of Classes of Securities)
Roy T. Rimmer, Jr.
Chairman and Chief Executive Officer
TIMCO Aviation Services, Inc.
623 Radar Road
Greensboro, NC 27410
Telephone: (336) 668-4410

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy To:
Philip Schwartz, Esq.
Akerman Senterfitt
One Southeast Third Avenue, 28th Floor
Miami, Florida 33131
Telephone: (305) 374-5600
CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee

$62,378,439	$7,342(1)
*Estimated for purposes of calculating the amount of the filing fee only. The filing fee has been calculated pursuant to Rule 0-11(b)(2) under the Securities Exchange Act of 1934, based upon the book value of the aggregate principal amount of the notes that may be received by TIMCO Aviation Services, Inc. in the exchange offer.
(1) Previously-paid

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.          ☐

This Amendment No. 1 amends and supplements the tender offer statement on Schedule TO filed by TIMCO Aviation Services, Inc., a Delaware corporation (the “Company”) on August 17, 2005 pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to holders of certain outstanding 8% Senior Subordinated Convertible PIK Notes Due 2006 and 8% Junior Subordinated Convertible PIK Notes Due 2007 of an early conversion of such notes, including “payable-in-kind” interest and any accrued but unpaid interest thereon, into a fixed number of shares of the Company’s authorized but unissued common stock, upon the terms and subject to the conditions described in the Offering Circular and the related Consent and Special Conversion Letter of Transmittal, previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto.
The Schedule TO is hereby amended as follows:
Item 10. Financial Statements.
(b)(1) and (3) The information set forth in the Offering Circular under “Capitalization” is incorporated herein by reference.
(b)(2) Not applicable.
Item 12. Exhibits.
Exhibit (a)(1)(i) is hereby amended as follows:
Page iii of the Offering Circular is amended to restate the first paragraph following the Table of Contents to read as follows:
     This offering circular summarizes various documents and other information, copies of which will be made available to you upon request, as indicated under “Where You Can Find More Information.” In making an investment decision, holders of Notes must rely on their own independent examination of the terms and conditions of the offer and consent solicitation, including the merits and risks involved. No representation is made to any offeree regarding the legality of an investment in our Common Stock by the offeree under any applicable laws or regulations.
     The Section entitled “Summary Historical Financial Data” is amended to clarify that the six month data is as of June 30, 2004 and 2005 and to include the Company’s book value per share as of June 30, 2005. While the Company has reproduced the table from the Offering Circular, no other changes have been made to the Summary Historical Financial Data table.

SUMMARY HISTORICAL FINANCIAL DATA
     The following summary historical data for each of the fiscal years 2002 through 2004 has been derived from our Consolidated Financial Statements, which have been audited by KPMG LLP, independent registered public accounting firm. The following summary historical unaudited financial data for the six months ended June 30, 2004 and 2005 have been derived from our unaudited historical financial statements which, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair and consistent presentation of such data. (Table in thousands, except per-share data.)
     Historical Data:

				Six Months Ended
	Years Ended December 31,			June 30,
	2002	2003	2004	2005	2004
				(Unaudited)
Statements of Operations Data:
Operating revenues	$181,973	$242,514	$323,488	$171,796	$161,502
Cost of sales	179,705	226,331	294,199	154,840	148,403

Gross profit	2,268	16,183	29,289	16,956	13,099
Operating expenses	15,574	14,761	22,636	12,337	10,823

(Loss) Income from operations	(13,306)	1,422	6,653	4,619	2,276
Interest expense and other(1)	(12,779)	6,712	7,320	2,556	3,521

(Loss) Income before income taxes and discontinued operations	(527)	(5,290)	(667)	2,063	(1,245)
Income tax benefit(2)	3,800	986	—	368	—

Income (Loss) from continuing operations	3,273	(4,304)	(667)	2,431	(1,245)
Income from discontinued operations, net of income taxes	3,749	4,043	1,580	99	1,115

Net income (loss)	$7,022	$(261)	$913	$2,530	$(130)

Basic Income (Loss) Per Share:
Income (Loss) from continuing operations	$0.13	$(0.14)	$(0.02)	$0.02	$(0.04)
Income from discontinued operations	0.14	0.13	0.05	—	0.04

Net income (loss)	$0.27	$(0.01)	$0.03	$0.02	$—

Diluted Income (Loss) Per Share:
Income (Loss) from continuing operations	$0.01	$(0.14)	$(0.02)	$0.01	$(0.04)
Income from discontinued operations	0.02	0.13	0.05	—	0.04

Net income (loss)	$0.03	$(0.01)	$0.03	$0.01	$—

	December 31, 2004	June 30, 2005
		(Unaudited)
Balance Sheet Data:
Accounts receivable	$49,721	$48,467
Inventories	22,244	26,904
Working capital	13,895	25,046
Total assets	137,368	143,252
Total debt and capitalized lease obligations	180,694	124,586
Stockholders’ deficit	(94,852)	(35,372)
Book value per share	(3.00)	(0.14)
(1)	Includes for 2002 a $27,279 gain related to debt extinguishment.

(2)	Represents for 2002 a tax benefit from favorable tax legislation that temporarily extended the number of years that net operating losses could be carried back to offset taxable income.
The section entitled “Conditions to the Offer and Consent Solicitation” on page 28 of the Offering Circular has been amended in its entirety to read as follows:
Conditions to the Offer and Consent Solicitation
     The offer and consent solicitation is not conditioned on any minimum number of Notes being tendered. However, our completion of the offer and consent solicitation is contingent upon:
     •      the absence of any determination that the offer and consent solicitation violates any law or interpretation of the SEC staff;
     •      the absence of any pending or threatened legal proceeding that materially impairs our ability to complete the offer and consent solicitation;
     •      the absence of any material adverse development in any existing legal proceeding involving us or any of our subsidiaries;
     •      the absence of any material adverse change in the trading price of the Notes or Common Stock on any national securities exchange or in the over-the-counter market, or in the United States trading markets generally;
     •      the absence of any material adverse change in our business, financial condition or operations; and
     •      the consent of our lenders under our senior credit facilities is required for the amendments to the indenture governing the terms of our Senior Notes.

     If any of these conditions are not satisfied or waived by us, we will not be obligated to accept for conversion any Notes properly tendered for conversion pursuant to the offer and consent solicitation.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIMCO AVIATION SERVICES, INC.

Date: September 14, 2005	By:	/s/ Roy T. Rimmer, Jr.

Name: Roy T. Rimmer, Jr. Title: Chairman and Chief Executive Officer